# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cohen & Co Inc., CIK 0001270436
CUSIP: 19249M102
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Address of issuer's principal executive offices: Cira Centre, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania (PA), 19104-2870
Date of event which requires filing of this statement: 12/02/2025
Filed by CIK 0001578554
Persons authorized to receive notices and communications: Lester R. Brafman, Cira Centre, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania (PA), 19104-2870, (215) 701-9555

## Reporting persons
- Lester R. Brafman (CIK 0001578554): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 315,702; shared voting power 0; sole dispositive power 315,702; shared dispositive power 0; aggregate amount beneficially owned 315,702 (15.51% of the class)
  Comment: (1) Includes 40,000 restricted shares of the common stock, par value $0.01 per share ("Common Stock"), of Cohen & Company Inc., a Maryland corporation, held directly by Lester R. Brafman (the "Reporting Person"), the restrictions on which will expire on January 31, 2026. Upon the expiration of such restrictions on January 31, 2026, which date is within 60 days of the date of this Amendment No. 5 to Schedule 13D, the Reporting Person will acquire both voting and dispositive control over all such shares of Common Stock. Accordingly, the Reporting Person may be deemed to be the beneficial owner of all of such 40,000 restricted shares of Common Stock, which shares are the subject of this Amendment No. 5 to Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Name of issuer: Cohen & Co Inc.
Address of issuer's principal executive offices: Cira Centre, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania (PA), 19104-2870
Comment: This Amendment No. 5 to Schedule 13D is filed to amend Items 3, 4 and 5 of the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 16, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 3, 2021; as amended by Amendment No. 2 to Schedule 13D filed with the SEC on December 5, 2022; as amended by Amendment No. 3 to Schedule 13D filed with the SEC on December 4, 2023; and as amended by Amendment No. 4 to Schedule 13D filed with the SEC on December 2, 2024 (as so amended, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

As previously disclosed, on October 22, 2020, Cohen & Company Inc., a Maryland corporation (the "Issuer"), granted to Lester R. Brafman (the "Reporting Person") 200,000 restricted shares of the Issuer's common stock, par value $0.01 per share ("Common Stock"), pursuant to the Issuer's 2020 Long-Term Incentive Plan, as amended. The restrictions will expire with respect to 40,000 of such restricted shares of Common Stock on January 31, 2026 (collectively, the "October 2020 Shares").

Upon the expiration of the restrictions on January 31, 2026 (which date is within 60 days of the date of this Amendment No. 5 to Schedule 13D) with respect to the October 2020 Shares, the Reporting Person will acquire both voting and dispositive control over such shares of Common Stock. Accordingly, the Reporting Person may be deemed to be the beneficial owner of all of the October 2020 Shares (or, an aggregate of 40,000 shares of Common Stock). Such 40,000 shares of Common Stock are the subject of this Amendment No. 5 to Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of this Schedule 13D is hereby supplemented by the information set forth in Item 3 above, which information is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Person to rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference.

(a) The percentage of ownership indicated in this Schedule 13D is calculated based on 2,035,863 shares of Common Stock outstanding as of November 28, 2025, as provided by the Company.
Number of shares as to which each person has sole or shared power to vote or dispose: Upon the expiration on January 31, 2026 of the restrictions on the October 2020 Shares, the Reporting Person will have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all such shares of Common Stock.
Transactions in the class effected during the past sixty days: The information in Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D, there have been no transactions in the Common Stock effected during the past 60 days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the October 2020 Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Lester R. Brafman: /s/ Lester R. Brafman, Lester R. Brafman (12/02/2025)